AB

SO 3/6/03

03014192

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SECURITII[illegible] COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39058

RECEIVED FEB 28 2003 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Skandia Marketing, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive
(No. and Street)

Shelton, Connecticut 06484
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Michael Yanosy (203) 944-7649
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street Hartford, Connecticut 06103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wade Adrian Dokken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Skandia Marketing, Incorporated, as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President & CEO
Title

[signature]
Notary Public
Commission expires 10/31/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Skandia
Where To Invest®

American Skandia Marketing, Incorporated
One Corporate Drive
P.O. Box 883
Shelton, CT 06484-0883
Telephone (203) 926-1888

February 25, 2003

TO: **Securities & Exchange Commission**
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

RE: American Skandia Marketing, Inc
2002 Audited Financials
BD # 21570

Please find the enclosed 2002 Audited Financials for American Skandia Marketing, Inc. These are the Audited Financials that are needed for our Annual Broker Dealer Registration. Please feel free to contact me with any questions at 203-926-1888, x83323.

Thank you in advance for your assistance.

Sincerely,

Antonietta M. Hallet

Antonietta M. Hallet
Registration and Licensing Manager
AMERICAN SKANDIA MARKETING

AMERICAN SKANDIA MARKETING, INCORPORATED
(SEC ID No. 8-39058)

Financial Statements for the Years Ended December 31, 2002 and 2001 and Supplemental Schedules for the Year Ended December 31, 2002 and Report of Independent Auditors and Supplemental Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

AMERICAN SKANDIA MARKETING, INCORPORATED
(an indirect wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
American Skandia Marketing, Incorporated
Shelton, Connecticut

We have audited the accompanying statements of financial condition of American Skandia Marketing, Incorporated (the "Company" which is a wholly-owned subsidiary of Skandia Insurance Company Ltd.) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Skandia Marketing, Incorporated at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 6, 2003

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Financial Condition

	At December 31, 2002	2001
ASSETS		
Cash and cash equivalents	$ 13,397,969	$ 6,539,059
Investment in common stock warrants	3,300	3,300
Accounts receivable	2,897,065	3,709,407
Receivable from affiliates	72,067	425,388
Accrued investment income	13,592	23,648
Total assets	$ 16,383,993	$ 10,700,802
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 9,176,599	$ 5,030,757
Payable to affiliates	533,706	255,242
Income tax payable	337,254	350,829
Total liabilities	10,047,559	5,636,828
Shareholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	6,372,000	7,622,000
Retained deficit	(36,566)	(2,559,026)
Total shareholder's equity	6,336,434	5,063,974
Total liabilities and shareholder's equity	$ 16,383,993	$ 10,700,802

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Income

	For the year ended December 31, 2002	2001
REVENUES		
Commissions	$ 193,374,436	$ 193,056,109
Investment income	141,977	590,284
Sale of 12b-1 fees	18,973,502	40,011,396
Mutual fund fees and charges	27,377,847	35,851,808
Introducing broker/dealer revenue	8,255,295	6,610,243
Other income	32,812	61,260
Total revenues	248,155,869	276,181,100
EXPENSES		
Commissions	231,454,844	255,599,528
Distribution costs	853,580	1,752,867
Introducing broker/dealer distribution costs	8,255,295	6,610,243
Salaries and benefits	1,912,926	2,268,939
Interest expense on subordinated loan from parent	-	61,089
Other expenses	19,453	368,456
Total expenses	242,496,098	266,661,122
Income from operations before income tax expense	5,659,771	9,519,978
Income tax expense	1,887,311	3,598,515
Net income	$ 3,772,460	$ 5,921,463

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Changes in Shareholder's Equity

	For the year ended December 31, 2002	2001
Common stock:		
Beginning and ending balance	$ 1,000	$ 1,000
Additional paid in capital:		
Beginning balance	7,622,000	13,622,000
Return of capital	(1,250,000)	(6,000,000)
Ending balance	6,372,000	7,622,000
Retained earnings (deficit):		
Beginning balance	(2,559,026)	2,519,511
Dividends paid to parent	(1,250,000)	(11,000,000)
Net income	3,772,460	5,921,463
Ending balance	(36,566)	(2,559,026)
Total shareholder's equity	$ 6,336,434	$ 5,063,974

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Cash Flows

	For the year ended December 31, 2002	2001
Cash flow from operating activities:		
Net Income	$ 3,772,460	$ 5,921,463
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	812,342	4,720,237
Decrease in receivable from affiliates	353,321	235,705
Decrease (increase) in accrued investment income	10,056	(9,428)
Increase (decrease) in accounts payable and accrued liabilities	4,145,842	(2,771,289)
Increase (decrease) in payable to affiliates	278,464	(420,363)
Decrease in income tax payable	(13,575)	(188,129)
Net cash provided by operating activities	9,358,910	7,488,196
Cash flow from financing activities:		
Repayment of subordinated loan to parent	-	(3,500,000)
Return of capital	(1,250,000)	(6,000,000)
Dividends paid to parent	(1,250,000)	(11,000,000)
Net cash used in financing activities	(2,500,000)	(20,500,000)
Net increase (decrease) in cash and cash equivalents	6,858,910	(13,011,804)
Cash and cash equivalents at beginning of year	6,539,059	19,550,863
Cash and cash equivalents at end of year	$ 13,397,969	$ 6,539,059
Income taxes paid	$ 1,900,886	$ 3,857,751
Interest paid	$ -	$ 377,514

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Notes to Financial Statements
December 31, 2002

1. ORGANIZATION AND OPERATION

American Skandia Marketing, Incorporated (the "Company") is a wholly-owned subsidiary of American Skandia, Inc. ("ASI"), whose ultimate parent is Skandia Insurance Company Ltd. ("SICL"), an insurance company organized under the laws of the Kingdom of Sweden. On December 19, 2002, SICL announced that it had entered into a definitive purchase agreement with Prudential Financial, Inc., a New Jersey corporation ("Prudential"), whereby Prudential will acquire Skandia U.S. Inc. ("SUSI"), ASI's immediate parent, for $1.265 billion. Consummation of the transaction, expected for the second quarter of 2003, is subject to various closing conditions, including regulatory approvals, filing under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the board of directors and shareholders of the mutual funds advised by American Skandia Investment Services, Incorporated ("ASISI"), a subsidiary of ASI.

The Company is the principal underwriter and broker/dealer for Securities and Exchange Commission ("SEC") registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC"). In addition, the Company is the principal underwriter and broker/dealer for SEC registered mutual funds sponsored by ASISI. The Company is registered with the SEC and is a member of the National Association of Securities Dealers as a broker/dealer in securities.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Certain reclassifications have been made to prior year amounts to conform to the current year classification.

B. Revenue Recognition

The Company has entered into agreements to sell its rights to future 12b-1 fees on certain mutual fund business which it underwrites. At the time of sale, the Company recognizes revenues amounting to approximately 6% of the value of the applicable mutual fund shares sold. These revenues are used to fund the acquisition costs associated with underwriting such business.

The Company receives fees from ASISI to support the Company's obligations relating to its mutual fund sales and marketing activities. During 2002 and 2001, the Company received $4,358,427 and $5,258,432, respectively, for these services. These amounts are recorded as a component of mutual fund fees and charges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives commission revenue from ASLAC, which is subsequently paid as commission expense to broker/dealer organizations. The Company receives consideration from the mutual funds in the form of commissions (12b-1 fees) and front-end fee income.

The Company also receives fees from an investment firm for introducing certain investment trades to that firm. By agreement, the fees earned are used to reimburse ASLAC for certain distribution costs incurred by ASLAC.

C. Cash Equivalents

The Company considers all highly liquid time deposits, commercial paper, and money market mutual funds purchased with an original maturity of three months or less to be cash equivalents.

The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these investments.

D. Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The Company is included in the consolidated federal income tax return and combined state income tax return of SUSI and certain of its subsidiaries. In accordance with the tax sharing agreement, the federal and state income tax provisions are computed on a separate return basis as adjusted for consolidated items such as net operating loss carryforwards.

The significant components of federal and state income tax expense are as follows:

	2002	2001
Income tax expense (benefit):		
Federal	$2,498,089	$3,188,450
State	(610,778)	410,065
Total income tax expense	$1,887,311	$3,598,515

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Notes to Financial Statements (continued)

3. INCOME TAXES (continued)

Income tax expense was different from the amount computed by applying the federal statutory tax rate of 35% to pre-tax income from operations as follows:

	2002	2001
Income from operations before Income tax expense	$ 5,659,771	$ 9,519,978
Income tax rate	35%	35%
Tax expense at federal statutory Income tax rate	1,980,920	3,331,992
Federal provision to return difference	303,397	-
State income tax, net of federal effect	(397,006)	266,565
Other	-	(42)
Total income tax expense	$ 1,887,311	$ 3,598,515

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no deferred tax assets or liabilities at December 31, 2002 or 2001.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,132,634, which was $2,462,797 in excess of the $669,837 required. At December 31, 2002 and 2001, the Company's ratio of aggregate indebtedness to net capital was 3.21 to 1 and 2.53 to 1, respectively.

5. RELATED PARTY TRANSACTIONS

The Company utilizes the services of officers and employees of ASLAC and is not charged for these services, other than partial commissions and bonuses of the mutual fund wholesalers. For the years ended December 31, 2002 and 2001, the charges to the Company were $1,912,926 and $2,268,939, respectively. The Company received $193,374,436 and $193,056,109, respectively, in commission income from ASLAC for the years ended December 31, 2002 and 2001, respectively.

The Company had an agreement with ASI which provided a $3,500,000 subordinated note at an interest rate of 7.06%. The note matured on March 30, 2001. Interest expense totaled $61,089 for the year ended December 31, 2001.

See Note 2(B) for additional related party transactions.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

Schedule I

		At December 31, 2002
Shareholder's equity	$	6,336,434
Non-allowable assets		(2,920,320)
Haircut on securities		(283,480)
Net capital	$	3,132,634
Aggregate indebtedness	$	10,047,559
Net capital requirement under Rule 15c3-1 (6 2/3% of aggregate indebtness)	$	669,837
Excess of net capital over minimum required	$	2,462,797
Ratio of aggregate indebtedness to net capital		3.21 to 1

There is no difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2002.

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

Schedule II

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

Schedule III

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

See notes to financial statements.

ERNST & YOUNG

■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Supplemental Report of Independent Auditors on Internal Accounting Controls Required by SEC Rule 17a-5

The Board of Directors and Shareholder of
American Skandia Marketing, Incorporated
Shelton, Connecticut

In planning and performing our audit of the financial statements of American Skandia Marketing, Incorporated (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 6, 2003